Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries

Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Basic: Earnings available to common shareholders	$6,918,805	$6,789,231	$12,464,241	$12,810,463
Weighted average common shares outstanding	10,302,511	10,543,397	10,294,390	10,619,552

Basic earnings per common share	$ 0.67	$ 0.64	$ 1.21	$ 1.21
Diluted: Earnings available to common Shareholders	$6,918,805	$6,789,231	$12,464,241	$12,810,463
Weighted average common shares Outstanding	10,302,511	10,543,397	10,294,390	10,619,552
Weighted average common shares equivalents associated with options and restricted stock	221,000	260,049	221,001	277,289
Total weighted average common shares for diluted purposes	10,523,511	10,803,446	10,515,391	10,896,841

Diluted earnings per common Share	$ 0.66	$ 0.63	$ 1.19	$ 1.18